Exhibit 99.3

AGENDA of the extraordinary GENERAL MEETING OF mainz biomed N.V.

Agenda of the extraordinary general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 14 December 2022 at 15.00 hours CET (the “EGM”).

1.	Opening
2.	Appointment of Dr. Heiner Dreismann as non-executive director and Chairman of the Board of the Company	Voting item
3.	Appointment of Mr. Gregory Tibbitts as non-executive director of the Company	Voting item
4.	Amendment of the articles of association of the Company and authorisation of CMS to have the deed of amendment of articles of association executed	Voting item
5.	Other matters for discussion
6.	Close

EXPLANATORY NOTES TO THE AGENDA of the extraordinary GENERAL MEETING OF mainz biomed N.V.

1.	Opening

2.	Appointment of Dr. Heiner Dreismann as non-executive director of the Company

It is proposed to appoint Dr. Heiner Dreismann as non-executive director and Chairman of the Board of the Company for a term as per the end of the extraordinary general meeting held on 14 Dcember 2022 and expiring by the end of the annual general meeting of the Company to be held in the year 2023.

Dr. Dreismann was born on July 2, 1953. His citizenship is German and U.S.A. He earned a master of science degree in biology and his doctor of philosophy degree in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University in Muenster, Germany. With over 35 years of experience in the life sciences and health care industries, Dr. Dreismann is considered a pioneer in the early adoption of polymerase chain reaction (PCR), one of the most revolutionary techniques in molecular biology and genetics research. At Roche Diagnostics, he held several leadership positions, beginning with his role in 1991 as the head of the PCR Business Unit for Europe and the head of the strategic planning for PCR diagnostics. From 2000 to 2006, he was President and CEO of Roche Molecular Systems in Pleasanton, California. Dr. Dreismann held senior positions at Roche, including Head of Global Business Development, Roche Diagnostics and Member of Roche’s Global Diagnostic Executive Committee. He serves on Mainz Biomed’s Strategic Advisory Board and also serves on the boards of several public and private biotech and diagnostic companies in the United States, Europe, and Israel. Dr. Dreismann does not currently hold ordinary shares of the Company.

When making the nomination of Dr. Dreismann for appointment as non-executive director, the Board took into account the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. Dreismann is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

3.	Appointment of Mr. Gregory Tibbitts as non-executive director of the Company

It is proposed to appoint Mr. Gregory Tibbitts as non-executive director of the Company for a term as per the end of the extraordinary general meeting held on 14 Dcember 2022 and expiring by the end of the annual general meeting of the Company to be held in the year 2023.

Mr. Tibitts was born on April 1, 1967. His citizenship is U.S.A. Mr. Gregory Tibbitts is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the United States Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He currently serves as a board member for CoImmune Inc, a biotechnology company and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University. Mr. Tibbitts does not currently hold ordinary shares of the Company.

When making the nomination of Mr. Tibbitts for appointment as non-executive director, the Board took into account the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Tibbitts is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

4.	Amendment of the articles of association of the Company

It is proposed to amend the articles of association of the Company in accordance with the draft of the deed of amendment of articles of association prepared by CMS and to authorise each civil law notary, assigned civil law notary, candidate civil law notary, notarial assistant and notarial secretary working with CMS to have the deed of amendment of articles of association executed and to perform all other legal acts which the authorised person deems necessary in connection therewith.

5.	Other matters for discussion

6.	Close

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